Exhibit 99.1

TFI International Reports on Shareholders’ Voting Results for the Election of Directors

Montreal, Quebec, April 27, 2026 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, held its Annual Meeting of shareholders earlier today. All candidates proposed as directors were duly elected to the Board of Directors of TFI International by a majority of the votes cast by shareholders represented by proxy at the Meeting, as follows:

NAME	FOR		AGAINST
	Number	%	Number	%
Leslie Abi-Karam	63,549,618	97.27	1,782,729	2.73
Alain Bédard	63,510,337	97.22	1,819,109	2.78
William T. England	64,047,061	98.03	1,285,286	1.97
Diane Giard	60,130,271	92.04	5,202,075	7.96
Debra Kelly-Ennis	62,516,092	95.69	2,816,255	4.31
Sébastien Martel	65,215,561	99.82	116,786	0.18
John M. Pratt	65,212,439	99.82	119,908	0.18
Joey Saputo	57,999,139	88.78	7,333,209	11.22
Rosemary Turner	65,029,034	99.54	303,314	0.46

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
•
Truckload;
•
Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com